SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M8183P102
(CUSIP Number)

Harel Beit-On
Ackerstein Towers, Building D
12 Abba Eban Ave.
Hertzliya Pituach, 4672530, Israel
972-9-972-0500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Viola A.V. RRsat, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,846,007 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,035,640 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,007 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
See Item 5 for a description of the shares comprising this total share amount, and see Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Viola P.E. GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,846,007 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,035,640 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,007 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
See Item 5 for a description of the shares comprising this total share amount, and see Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Shlomo Dovrat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,846,007 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,035,640 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,007 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and see Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Harel Beit-On
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,846,007 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,035,640 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,007 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and see Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Avi Zeevi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,846,007 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,035,640 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,007 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and see Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013).

Item 1.  Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the Ordinary Shares, par value 0.01 New Israeli Shekels (“NIS”) per share (the “Ordinary Shares”), of RRsat Global Communications Network Ltd., an Israeli company (the “Issuer” or “RRsat”). The principal executive office of RRsat is located at RRsat Building, Hanegev Street, POB 1056, Airport City 70100, Israel.

This Statement is being filed by the Reporting Persons (as defined in Item 2 below) to report their having acquired beneficial ownership of in excess of 5% of the issued and outstanding Ordinary Shares of the Issuer. This acquisition of beneficial ownership occurred as a result of the closing, on May 7, 2013, of the purchase by Viola A.V. RRsat (as defined in Item 2 below) of 1,214,259 Ordinary Shares from Mr. David Rivel (“Rivel”) pursuant to a share purchase agreement, dated as of April 4, 2013, by and between Rivel and Viola A.V. RRsat (the “Rivel SPA”).  In connection with the foregoing closing, the Reporting Persons have also gained voting and dispositive rights over additional Ordinary Shares and Viola A.V. RRsat has subjected the Ordinary Shares beneficially owned by the Reporting Persons to voting and dispositive rights of other shareholders of the Issuer, in each case under separate shareholders agreements entered into by Viola A.V. RRsat with Rivel, and with Del-Ta Engineering Equipment Ltd. (“Del-Ta Engineering”), respectively.  See Item 6 below for a description of these arrangements.

Item 2.  Identity and Background.

This Statement is being filed by each of: (i) Viola A.V. RRsat, Limited Partnership, an Israeli limited partnership (“Viola A.V. RRsat”), (ii) Viola P.E. GP Ltd., an Israeli limited liability company (“Viola P.E. GP”), which serves as the managing general partner of Viola A.V. RRsat (together with Viola A.V. RRsat, collectively, the “Reporting Entities”); (iii) Shlomo Dovrat, (iv) Harel Beit-On and (v) Avi Zeevi (each such natural person, a “Reporting Individual,” and, together with the Reporting Entities, collectively, the “Reporting Persons”).

Viola A.V. RRsat, an Israeli limited partnership, directly holds the Ordinary Shares reported in this Statement.  Viola P.E. GP, an Israeli limited liability company, serves as the general partner of Viola A.V. RRsat and possesses voting and investment authority with respect to the Ordinary Shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP.  The holdings of equity interests of Viola P.E. GP by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP., in the aggregate, and provide them with ultimate voting and investment authority with respect to the Ordinary Shares directly held by Viola A.V. RRsat.

The following identity and background information is presented with respect to each of the Reporting Entities:

(a)           State of Organization: Each of Viola A.V. RRsat and Viola P.E. GP – Israel.

(b)           Principal Business: Viola A.V. RRsat is a holding entity that was organized for the purpose of acquiring and holding Ordinary Shares of the Issuer.  Viola P.E. GP is a company serving as the managing general partner.

(c)           Address of Principal Business and Principal Office: 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel.

(d)           Criminal Proceedings:  During the last five years, neither of the Reporting Entities has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, neither of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to each of the Reporting Individuals:

(b)           Business Address: 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel.

(c)           Present Principal Occupation: Business person.

(d)           Criminal Proceedings:  During the last five years, none of the Reporting Individuals has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship: Israel

Item 3.  Source and Amount of Funds or Other Consideration.

A cash amount of $10,106,950 was paid by Viola A.V. RRsat for the acquisition of the 1,214,259 Ordinary Shares from Rivel upon the closing under the Rivel SPA.  Such cash consideration was funded from the working capital of Viola A.V. RRsat, via convertible loans from its limited partners.

The acquisition of beneficial ownership of additional Ordinary Shares by the Reporting Persons by virtue of the arrangements under the shareholders agreements with Rivel and Del-Ta Engineering, respectively, did not require the payment of cash consideration.  Instead the agreements, representations and covenants of Viola A.V. RRsat under those shareholders agreements, served as the consideration whereby the Reporting Persons have acquired beneficial ownership over additional Ordinary Shares held by Rivel and Del-Ta Engineering,

Item 4. Purpose of Transaction.

The Reporting Persons have acquired Ordinary Shares of RRsat for investment purposes. Besides their current ownership of Ordinary Shares, the Reporting Persons also expect to acquire an additional 2,255,053 Ordinary Shares (subject to adjustment) from Kardan Communications Ltd. pursuant to the Kardan SPA (as defined in Item 6 below), assuming that all closing conditions thereto are met, including receipt of required regulatory approvals. The Reporting Persons intend to continue to review their investment in RRsat and may, based on such review as well as other factors (including, among other things, their evaluation of RRsat’s business, prospects and financial condition, amounts and prices of available Ordinary Shares of RRsat, the market for RRsat’s securities, other opportunities available to the Reporting Persons and general market and economic conditions), acquire additional Ordinary Shares of RRsat or sell Ordinary Shares of RRsat, on the open market or in privately negotiated transactions. The Reporting Persons reserve the right at any time to change their present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the Ordinary Shares of RRsat acquired by them (subject to any applicable requirement to update this Statement as a result of any such changed intent or disposition of Ordinary Shares under the rules of the U.S. Securities and Exchange Commission).

Except as set forth herein, as of the filing of this Statement, the Reporting Persons do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares (other than under the Kardan SPA), or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of association (except for board nomination provisions, as contemplated under the Del-Ta- Viola Shareholders Agreement, as described in Item 6 below) or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to be delisted from a national securities exchange (such as the NASDAQ Global Select Market, on which the Ordinary Shares are currently listed) or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 17,346,561 Ordinary Shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013)

(a)           Each of the Reporting Persons may be deemed to beneficially own 8,846,007 Ordinary Shares of the Issuer, representing approximately 51.0% of the issued and outstanding share capital of the Issuer.  These 8,846,007 Ordinary Shares consist of the following:

(i) 1,214,259 Ordinary Shares held by Viola A.V. RRsat, as to which:

(v)     the remaining Reporting Persons may be deemed to share voting power due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions with respect thereto;

(w)     Del-Ta Engineering may be deemed to share voting power, due to the board designation provisions to which such Ordinary Shares are subject in favor of Del-Ta Engineering under the Del-Ta-Viola Shareholders Agreement (as defined and described in Item 6 below);

(x)      Rivel may be deemed to share voting power, due to the obligation of Viola A.V. RRsat under the Rivel-Viola Shareholders Agreement (as defined and described in Item 6 below) to vote an unspecified portion of such 1,214,259  Ordinary Shares in favor of the appointment of Rivel, personally, as a director of RRsat;

(y)      the remaining Reporting Persons may be deemed to share dispositive power with Viola A.V. RRsat due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make investment decisions with respect thereto; and

(z)       Rivel may be deemed to share dispositive power, due to:

(A)
the conditional call option granted by Viola A.V. RRsat to Rivel to repurchase all of such 1,214,259 Ordinary Shares from Viola A.V. RRsat under the Rivel-Viola Shareholders Agreement (as described in Item 6 below); and

(B)	the tag-along rights granted by Viola A.V. RRsat to Rivel under the Rivel-Viola Shareholders Agreement in the event of a transfer of such 1,214,259 Ordinary Shares by Viola A.V. RRsat;

 (ii) 821,381 Ordinary Shares held by Rivel, as to which:

(w) Viola A.V. RRsat may be deemed to share voting power, due to the agreement by Rivel under the Rivel-Viola Shareholders Agreement to vote all Ordinary Shares held by it as directed by Viola A.V. RRsat, and due to the related proxy delivered by Rivel to Violas A.V. RRsat in respect of such 821, 381 Ordinary Shares in furtherance of such voting agreement; and

(x)      the remaining Reporting Persons may be deemed to share voting power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses voting rights (such as the subject 821,381 Ordinary Shares);

(y)     Viola A.V. RRsat may be may deemed to share dispositive power, due to the right of first offer and tag-along rights granted by Rivel to Viola A.V. RRsat under the Rivel-Viola Shareholders Agreement with respect to those 821,381 Ordinary Shares; and

(z)       the remaining Reporting Persons may be deemed to share dispositive power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make investment decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses dispositive rights (such as the subject 821,381 Ordinary Shares);

(iii)  6,810,367 Ordinary Shares held by Del-Ta Engineering, as to which:

(x)      Viola A.V. RRsat may be deemed to share voting power, due to the board designation provisions to which such Ordinary Shares are subject in favor of Viola A.V. RRsat under the Del-Ta-Viola Shareholders Agreement (as described in Item 6 below); and

(y)      the remaining Reporting Persons may be deemed to share voting power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses voting rights (such as the subject 6,810,367 Ordinary Shares);

Each of the Reporting Persons disclaims beneficial ownership of all Ordinary Shares as to which beneficial ownership may be attributed to him, her or it, as appropriate, except to the extent of his, her or its pecuniary interest therein and except, in the case of Viola A.V. RRsat, for the 1,214,259 Ordinary Shares held directly by Viola A.V. RRsat.

Except for the foregoing, the Reporting Persons do not possess any beneficial ownership in any of the Issuer’s Ordinary Shares described in this Statement.

(b)           The Reporting Persons possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) of this Item 5 above.

(c)           Except for the transactions described in Item 1 of this Statement, none of the Reporting Persons has effected any transactions in securities of the Issuer in the past 60 days.

(d)           The various limited partners of Viola A.V. RRsat have the right to receive dividends from, and proceeds from the sale of, the 1,214,259 Ordinary Shares held by Viola A.V. RRsat.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Del-Ta- Viola Shareholders Agreement. On April 17, 2013, Viola A.V. RRsat and Del-Ta Engineering entered into a shareholders agreement (the “Del-Ta- Viola Shareholders Agreement”) relating to their holdings in RRsat.  The agreement was entered into in connection with the proposed purchase of Ordinary Shares by Viola A.V. RRsat pursuant to the Rivel SPA and pursuant to that certain share purchase agreement, dated April 4, 2013, by and between Viola A.V. RRsat and Kardan Communications Ltd. (“Kardan Communications”) (the “Kardan SPA”).  The key terms of the Del-Ta- Viola Shareholders Agreement are as follows:

RRat Shareholders Meeting - Each of the parties agreed to cause RRsat to call a general meeting of shareholders as soon as possible after the consummation of the sale of Ordinary Shares by Kardan Communications to Viola A.V. RRsat pursuant to the Kardan SPA (the “Kardan Closing”) (which has not occurred yet as of the filing of this Statement) and not more than 45 days thereafter, for the purpose of:

•
amending RRsat’s Articles of Association (i) to increase the size of RRsat’s board of directors and provide that members of RRsat’s board of directors shall be elected, replaced and removed by a simple majority vote and (ii) to require a threshold quorum of 70% of RRsat’s directors and a supermajority of more than 70% of the voting directors for approving the following specified matters:

●	material changes to RRsat’s business;

●	the issuance of RRsat securities constituting more than 25% of RRsat’s outstanding share capital (on a fully diluted basis) in the aggregate within any period of 24 months;

●	the appointment, removal and compensation of RRsat’s chief executive officer;

●	an acquisition or investment by RRsat in excess of $30 million; and

●	a change to RRsat’s dividend policy or the declaration of a dividend inconsistent with the dividend policy then in effect;

•
replacing all RRsat directors in accordance with the nominee designation process agreed between Del-Ta and Viola A.V. RRsat, as described below (other than the two external directors under the Israeli Companies Law, 5759-1999 (the “Companies Law”), and a third unaffiliated director).

RRsat Board Designation – The parties agreed that each shareholder shall designate four directors to RRsat’s board of directors and one outside director, and jointly agree on the identity of a third unaffiliated director, and vote their Ordinary Shares (including Ordinary Shares for which each party holds voting power) in favor of such designated nominees. The right of a shareholder to designate directors shall be reduced from four directors to two directors if such shareholder holds voting power for less than 3,469,312 Ordinary Shares and more than 1,734,656 Ordinary Shares.  In addition, the parties agreed that effective upon the consummation of the sale of Ordinary Shares by Rivel to Viola A.V. RRsat pursuant to the Rivel SPA (the “Rivel Closing”) (which occurred on May 7, 2013), the parties shall take all action necessary to ensure that at least one designee of Viola A.V. RRsat is appointed a director of RRsat.

Appointment of Chairman – The parties agreed that the Chairman of RRsat’s board of directors will be elected out of the designated directors of the party holding a greater portion of RRsat's voting power, which party shall initially be Del-Ta Engineering.  Viola A.V. RRsat shall obtain such appointment right if its voting power in RRsat exceeds Del-Ta Engineering’s voting power by at least 4%.

Dividend Policy – The parties agreed that, subject to the discretion of RRsat’s board of directors from time to time and to the extent permitted by applicable law, RRsat shall distribute to its shareholders, after the end of each calendar quarter, 50% of the net profit recorded in RRsat’s quarterly financial statements.

 Allocation of Sales under Rule 144 and Registration Rights – The parties agreed on a mechanism for allocating the number of Ordinary Shares permitted to be sold under the safe harbor of Rule 144 under the Securities Act of 1933, as amended, and that the currently-effective Registration Statement on Form F-3 of RRsat shall be supplemented to include Viola A.V. RRsat as a selling shareholder, including in any new registration statement replacing the currently-effective Registration Statement on Form F-3.

Participation in Purchases – Each party shall have the right to participate in 50% of any future purchase of Ordinary Shares by the other party, other than purchases (i) in connection with the Kardan SPA and Rivel SPA (including any option rights thereunder or pursuant to exercise of its rights under the shareholders agreements with Rivel and Kardan Communications), (ii) purchases from specified permitted transferees or (iii) limited purchases of Ordinary Shares on the market of up to 4% of RRsat's issued and outstanding capital in the aggregate within any period of 12 months.

Term and Termination – Each party may terminate the agreement when the other party holds less than 10% of the voting power of RRsat.

Waiver of Rights – Del-Ta Engineering agreed (i) to waive any right it may have (A) to purchase the Ordinary Shares proposed to be sold by Rivel to Viola A.V. RRsat pursuant to the Rivel SPA so long as the Rivel SPA is not terminated, and (B) to tag -long to the proposed sale by Kardan Communications to Viola A.V. RRsat pursuant to the Kardan SPA so long as the Kardan SPA is not terminated; and (ii) that the Del-Ta- Rivel Shareholders Agreement (as defined below) shall have no force and effect upon the Rivel Closing.

Rivel- Viola Shareholders Agreement. On April 4, 2013, Viola A.V. RRsat and Rivel entered into a Shareholders Agreement (the “Rivel-Viola Shareholders Agreement”) relating to their holdings in RRsat.  The Rivel-Viola Shareholders Agreement was entered into in connection with the proposed purchase of Ordinary Shares by Viola A.V. RRsat pursuant to the Rivel SPA.  The key terms of the Rivel-Viola Shareholders Agreement are as follows:

Voting Undertaking –
(i) At any annual, extraordinary, or special meeting of the shareholders of RRsat and at any postponement(s) or adjournment(s) thereof, or pursuant to any consent in lieu of a meeting or otherwise, Rivel shall vote (or cause to be voted) all of the Ordinary Shares of RRsat, now or hereafter beneficially owned by Rivel and its affiliates (the “Shares”), as directed by Viola A.V. RRsat, for as long as Viola A.V. RRsat and its affiliates beneficially own at least 5% of RRsat’s issued and outstanding share capital. In addition, Rivel delivered to Viola A.V. RRsat an irrevocable proxy, to vote the Shares at any meeting of the shareholders of RRsat, or pursuant to any consent in lieu of a meeting or otherwise.

(ii) At each general meeting of shareholders in which members of the Board of Directors of RRsat are elected (other than election of external directors under the Companies Law), Viola A.V. RRsat shall vote  a portion of the Shares, in favor of the appointment of Rivel, personally, as a director of RRsat with the good faith intention that Rivel shall indeed be elected as a director in such vote, provided that in such vote at least 3 directors are elected by Viola A.V. RRsat to the Board of Directors of RRsat and provided that Rivel qualifies with all applicable legal requirements. The foregoing provisions shall be in effect only for as long as Rivel and his affiliates hold, as of such date, the same number of Shares as held by them on the date of Rivel-Viola Shareholders Agreement, except for shares sold under the Rivel SPA.

Standstill  – Rivel shall not, and shall cause his affiliates not to, directly or indirectly, (i) for a period of two years from the closing under the Kardan SPA, but not later than 27 months after May 6, 2013, offer for sale (including short sale), sell, transfer, exchange, tender, create any Encumbrance, assign, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, or enter into any contract or arrangement with respect to, or consent to, or offer, any of the foregoing with respect to, any Shares or any interest therein, to any person; (ii) as long as the Rivel-Viola Shareholders Agreement is not terminated in accordance with its terms, except as contemplated by or permitted by such agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement, in each case with respect to any Shares; and (iii) as long as the Rivel-Viola Shareholders Agreement is not terminated in accordance with its terms, subject any Shares to any shareholders agreement, or other agreement or understandings relating to any attribute thereof.

Right of First Offer – If Rivel and/or any of his respective affiliates which are or become the beneficial owners of any Shares wishes to sell or otherwise transfer, directly or indirectly, any Shares, then he shall be required to first offer the offered Shares to Viola A.V. RRsat, which shall have 14 business days, or three (3) business days in case of a sale in accordance with Rule 144 under the Securities Act of 1933, to notify Rival that it wishes to purchase the offered Shares. If Viola A.V. RRsat does not notify that it wishes to purchase the offered Shares, Rivel and/or any of his respective affiliates shall be entitled to consummate the sale to a third party within a 90-day period, on terms that are not more favorable than those proposed to Viola A.V. RRsat.

 Allocation of Sales under Rule 144 – The parties agreed on a mechanism for allocating the amount of Ordinary Shares permitted to be sold under the safe harbor of Rule 144 under the Securities Act of 1933, as amended.

Tag-Along- If either party or any of its affiliates which are or become the beneficial owners of any Shares, wishes to sell of otherwise transfer any Shares to a proposed third party purchaser, other than in a sale in accordance with Rule 144 under the Securities Act of 1933, and if, to the extent applicable, Viola A.V. RRsat did not exercise its foregoing Right of First Offer, then it shall send to each other shareholder that holds at least 2% of the issued and outstanding share capital of RRsat at such time (an “Eligible Shareholder”) a written notice, which will specify the terms of such proposed transaction. Each Eligible Shareholder shall have the right to notify the selling party in writing, within 7 business days after it is informed of the tag-along offer, of its decision to exercise its tag along right, in an amount of Ordinary Shares of up to the Eligible Shareholder’s pro-rata portion.

Call Option - Viola A.V. RRsat has granted Rivel a call option to purchase the shares sold by Rivel to Viola A.V. RRsat under the Rivel SPA. The Call Option may be exercised by Rivel during the period commencing on the termination of the Kardan SPA (if any) and ending on the date that is 30 days thereafter

Term and Termination- Each of Viola A.V. RRsat and Rivel may terminate the Rivel-Viola Shareholders Agreement by written notice to the other party on any date on which Viola A.V. RRsat holds in the aggregate less than (i) 5% of RRsat’s issued and outstanding share capital, or (ii) if the purchase of shares by Viola A.V. RRsat from Kardan under the Kardan SPA is consummated, 10% of RRsat’s issued and outstanding share capital. In addition, Viola A.V. RRsat may terminate the Rivel-Viola Shareholders Agreement by written notice to Rivel commencing on the first date on which Rivel holds in the aggregate less than 2.5% of RRsat’s issued and outstanding share capital. The Rivel-Viola Shareholders Agreement shall also automatically terminate upon the consummation of a liquidation event in RRsat.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Share Purchase Agreement, dated April 4, 2013, by and between Rivel and Viola P.E. GP, as a nominee, on behalf of Viola A.V. RRsat.

Exhibit 2 --  Shareholders Agreement, dated as of April 4, 2013, by and between Viola P.E. GP, as nominee on behalf of Viola A.V. RRsat,  and Rivel.

Exhibit 3 -- Shareholders Agreement, dated as of April 17, 2013, by and between (i) Viola P.E. GP, as nominee on behalf of Viola A.V. RRsat, and (ii) Del-Ta Engineering (incorporated by reference to Exhibit 6 to the Statement of Beneficial Ownership on Schedule 13D filed by InterGamma International Trade Founded by InterGamma Investments Co., Del-Ta Engineering, Rapac Communication & Infrastructure Ltd., Inter-Gamma Investment Company Ltd. and Tanhum Oren with the Securities and Exchange Commission on April 29, 2013) (SEC File No. 005-82408)

Exhibit 4 -- Share Purchase Agreement, dated April 4, 2013, by and between Viola P.E. GP, as nominee on behalf of Viola A.V. RRsat, and Kardan Communications.

Exhibit 5 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Viola A.V. RRsat, Limited Partnership

By:  Viola P.E. GP Ltd.
Its general partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

Viola P.E. GP Ltd.
By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

Dated: May 17, 2013